ECO BRIGHT FUTURE , INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

August 9, 2024

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Amendment No. 1 to Registration Statement on Form 10 Filed July 11, 2024 File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of July 29, 2024. Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of July 29, 2024, the Company responds as follows:

Amendment No. 1 to Registration Statement on Form 10

General

1. Refer to your response to prior comments 2 and 3. We note that you updated your "Present Operations" section to explain that your crypto assets do not meet the Howey test and are therefore not "securities" within the meaning of Section 2(a)(1) of the Securities Act. Please revise this section to describe the policies and procedures that you followed to lead to that conclusion and the policies and procedures you will be using moving forward. Additionally, please expand your risk factor on page 6 to have a more fulsome discussion of the risks and limitations of your internal policies and procedures to determine whether the crypto assets and crypto-asset related services and products you offer or intend to offer are “securities” within the meaning of Section 2(a)(1). Also, please provide us with a more detailed analysis regarding whether the crypto assets, and crypto-asset related services and products you offer or intend to offer are "securities" within the meaning of Section 2(a)(1) of the Securities Act. In this regard, we note your response that youbelieve that "[y]our Tokenization process and current plans for exchanging digital assets do not currently meet the Howey Test as the current items planned to be tokenized are commodities." Please be advised that because an underlying asset is a commodity does not mean that the crypto asset itself is not part of an investment contract.

RESPONSE: Please see the updates to “present operations”

2. Refer to your response to comment 4. Please provide us with a summary of your analysis that led to your conclusion that you are not an investment company under the Investment Company Act of 1940.

RESPONSE: The Howey test consists of 4 main points an investment of money, expectation of profits, common enterprise, and reliance on the efforts of others. The expectation of profits on a reliance of others efforts is not something that is planned with the current processes and items being tokenized. In the future there could be items tokenized that would fall into this category and the company will ensure that the appropriate registrations are filed. If we are notified upon beginning the process of tokenizing our current plans that we will need to register as an investment company we will make sure that the proper steps are taken. We do not believe under our current plans that we are considered an investment company.

3. Please revise to provide a definition of the term "tokenization" as used in your registration statement, and provide a materially complete description of the tokenization process, and, if applicable, your tokenization platform(s). Clarify which of your existing projects involve tokenization as defined in the registration statement, and, to the extent your projects differ, please describe the differences.

RESPONSE: Please see the updates to “present operations”.

Our Tokenization process is currently allowing us to take a commodity (such as gold) and tokenize it. This process allows the gold to be held in a secure location with proper tracking using serial number issuances and converting those serial numbers to tokens. Owning the tokens gives rights and ownership to the gold that is registered under that serial number. This process is being facilitated with a bank that will hold and store the gold in a secure location that is covered by bank insurance. The bank used for this process will be Bank of Abu Dhabi. We have not put that in the offering documents because the finalization of the deal is not agreed to be released in public at this time. We are still waiting on certain pending licenses in both UAE and El Salvador. Both licenses have been applied for and are expected to be finalized in the 3rd or 4th quarter of this year.

4. Please revise throughout to clarify which products and services have been developed, which are currently under development and which your are planning to develop but have not yet begun development. For example, please disclose the phase of development of each of your products and services in the UAE, Tunisia, El Salvador, Thailand, Indonesia and Guatemala.

RESPONSE: We have clearly stated in “present operations” that we are currently only operating in Tunisia. All other jurisdictions are in the process of obtaining a license or a license will be applied for within the 2024 calendar year. The approval process of these licenses varies greatly by jurisdiction and what type of license is being applied for. The El Salvador license has been applied for and we are waiting for approval. This will allow us to use a Digital Asset Service Provider license to tokenize real world assets in a legal and regulated environment.

Business

Present Operations, page 1

5. Please revise your disclosure on page 2 to clarify what mean by your statement that you are "building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets (RWA) tokenization."

RESPONSE: See update to “present operations”

Our open source platform will be available for other companies to use on their own ecosystem if they choose to use the Universa Blockchain. The open source availability will be coming in the 2025 calendar year when we expect to have multiple partners and licenses in many of the jurisdictions we are attempting to operate in.

6. Refer to your response to prior comments 8 and 11. We note your revised disclosure on page 2 that you "built a digital sugar exchange that has been tested and used in Dubai (UAE)." Please revise to include disclosure that describes the digital sugar exchange that you have developed, including, for example, disclosure regarding (i) whether the digital sugar exchange is still operating in Dubai, as we note your disclosure on page 4 that you plan to apply for licensing in the UAE, (ii) the mechanics of how you mint the tokens and how the tokens are exchanged on your blockchain and platform, (iii) a description of the information provided on your platform, (iv) a detailed description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders, (v) a description of the TradeFlow UAE auditing software that is discussed in your June 18, 2024 letter, (v) a discussion of how you earn revenues from your sugar exchange platform and the minting of the Sugar Warrants and (vi) and your ongoing role in the operation of the sugar exchange platform. In addition, your June 18, 2024 letter states that you "issued a Digital Sugar Warrant for the same volume secured by a paper warrant." In addition, disclose how the tokenized Sugar Warrant is secured by the paper warrant, disclose whether you or Al Khaleej Sugar has insurance for the underlying assets of the Sugar Warrants and, if so, describe the degree to which such insurance protects the underlying assets.

RESPONSE: i- The exchange is currently on hold after testing to obtain the necessary licenses. The DMCC was involved in the testing of the exchange and are aware of the current status of the exchange waiting for approval to resume.

ii- The tokenization is minted by matching an existing paper warrant with a tokenized blockchain token to represent the paper warrant. This is monitored by Al Khaleej and the Universa Blockchain.

iii- The paper warrant is matched by contract number to the tokenized Real World Asset that is held on the blockchain. This token can be traded and is redeemeable for the sugar warrant or the actual sugar asset at any time through Al Khaleej.

iv- Currently warrants are not being issued and this will be part of the licensing process with DMCC and UAE.

v- DMCC Tradeflow provides a secure and transparent central registry of ownership for commodities stored in Dubai, where titles of stored commodities can be transferred or pledged within a robust legal and Sharia compliant framework.

DMCC Tradeflow allows physical inventories that are stored in DMCC certified and rated warehouses around the UAE to be converted into electronic negotiable instruments, ‘DMCC Tradeflow Warrants’, governed by a strong and transparent regulatory regime and administered by DMCC.

Full explanation from their article:

The DMCC operates an electronic central registry of ownership of commodities called the Trade Flow (‘Tradeflow’). The platform has been developed with extensive interaction from the DMCC members alongside advice from key regional financiers and commodity owners. The access to the Tradeflow is under the DMCC Tradeflow Corporate Access Agreement dated 11th February 2013 (the ‘Corporate Access Agreement’). This registry uses negotiable electronic title documents called DMCC Tradeflow warrants (‘Warrants’) to provide interested parties with the undisputed proof of ownership and security interests attached to UAE based inventories. The Warrants are issued by storage operators (in the DMCC) in accordance with the DMCC Warrant Rules annexed to Corporate Access Agreement (the ’Warrant Rules‘) and provide evidence of specified goods (quantity and quality) being stored therein. Ownership of DMCC Tradeflow Warrants can be electronically transferred between members using the web-based, secure interface.

The use of collateral management in trade finance is increasingly seen as a tool that gives financiers a way to reduce and mitigate risk and offers much needed capital relief. With this in mind, the DMCC has developed a pledge structure which allows commodity owners and their financiers to register pledges on the DMCC Tradeflow being collateral in return for working capital financing. The advantage of a pledge for financiers is that it creates a security interest over the assets, allowing them to be used to secure the performance of an obligation, i.e. a trade finance loan. The pledge is created electronically in accordance with the DMCC Security Rules annexed to Corporate Access Agreement (the ‘Security Rules’). The process involves registration of parties as participants with DMCC which is done by way of acceptance of the DMCC Tradeflow Corporate Access Agreement (and all the Rules appended thereto including the Security Rules and Warrant Rules). Each participant (pledgor, storage operator and the finance party) would sign a document called ‘Letter of Adherence’.

Security is created electronically by way of electronic issuance of a standard format Security Notification (as defined in the Corporate Access Agreement) and Security Acceptance (as defined in the Security Rules). In order to enter into subsequent transactions over the DMCC Tradeflow evidencing a pledge over future Warrants (issued by the storage operator as and when additional goods are deposited), the pledgor (as the legal owner) is required to issue a new Security Notification to the DMCC on the DMCC Tradeflow in relation to the new Warrant(s) instructing the DMCC to hold the new Warrant(s) by way of pledge for the pledgee. Upon receipt of the Security Notification on the DMCC Tradeflow, the DMCC would hold the said Warrant for the benefit of the pledgee. The pledgee upon the receipt of the Security Notification is required to issue and transmit the Security Acceptance on the DMCC Tradeflow within seven (7) days of receipt thereof. The creation of security by way of pledge over the Warrant(s) is subject to cancellation by the DMCC without notice if, within seven (7) days after the date of the Security Notification, a Security Acceptance has not been received from the pledgee.

The Security Rules also provide for a close out mechanism which permits enforcement of the pledge by way of sale of the Warrants by the DMCC (and the goods it represents) without recourse to the pledgor or a court order on receipt of a Close Out Settlement Instruction (as defined in the Security Rules) as prescribed in Rule 3 of the Security Rules. However the recognition of the close out mechanism under UAE law requires detailed examination as the concept of “self help” is not recognised under UAE law and an order of a UAE court may be required for enforcement of any security created under any of the security documents. Further, any default by the pledgor may not automatically give the pledgee any right to attach the Warrants (or the goods). It may, however, instruct the DMCC on the DMCC Tradeflow by way of a Security Enforcement Instruction (as defined in the Security Rules) to hold the goods in favour of the pledgee and not to release the same until the successful conclusion of the proceeding or any judgment or appealable order issued by a UAE Court in relation to the pledgor’s default.

The storage operator warrants or guarantees to hold the stored commodity by way of safe custody implying that although they are legally liable for any value lost through theft or damage, they have no legal ownership in them except for the storage operator lien as highlighted below. As such, in case of liquidation, the storage operator’s creditors will be unable to seek recourse to the commodities stored since the legal title remains with the holder of the Warrants – as registered on the DMCC Tradeflow central registry. It is also important to note the Rule 3.3 of the Security Rules which provides the following order of priority in relation to any monies realised pursuant to the enforcement of security:

•	first, in or towards satisfaction of any Storage Operator’s lien which is duly annotated on the relevant Warrant at the time of sale; and
•	second, in or towards satisfaction of all costs, charges and expenses incurred, or payments made, by and evidenced in writing by DMCCA in connection with such sale of the Warrant (or the Goods represented by the Warrant) (including the agency fee referred to in Clause 3.5); and
•	third, in or towards satisfaction of all costs, charges and expenses incurred, or payments made, by and evidenced in writing by the Tradeflow Finance Party in connection with such sale of the Warrant (or the Goods represented by the Warrant); and
•	fourth, in or towards satisfaction of the Secured Obligations to which the relevant Warrant relates; and
•	fifth, as to the surplus (if any), to the person or persons entitled thereto.’

Therefore apart from the cost of the DMCC for the sale of the Warrant (or the Goods represented by the Warrant), the realisation under the pledge documents will also be subject to any limitation arising from the storage operator’s lien over the goods and such lien shall rank ahead of the pledgee’s claim and shall include all lawful storage charges, money claims, insurance, transportation, labour, weighing, coopering and any advertisement charges for auction of the goods in the event of a default. Accordingly, the storage operator may have priority in the insolvency of the pledgor for unpaid rentals and other charges for the storage of goods in their vault.

v- The tokenization process allows us to profit on a per transaction basis as we tokenize and as custody of the token moves from entity to entity.

Universa DMCC, Al Khaleej Sugar and DMCC earns 0,4% from every transactions between seller and buyer, where 0,0035% went to DMCC, 0,0015% went to the Universa for software development and the rest 0,35% is divided equally between Universa DMCC and Al Khaleej Sugar.

vi-Al Khaleej has insurance in place for the stored sugar. DMCC also insures the sugar. Each warrant carries with it a number that is matched to the tokenization process for tracking purposes.

7. Refer to your response to prior comment 8. We note that you have developed a proprietary blockchain, and it appears that this "blockchain assists the [Tunisian] government in interfacing with a top telecom operator in Tunsia (TOPNET)." Please revise to describe how the blockchain operates, whether the universa blockchain is permissioned and your role in its operation, the crypto assets that the blockchain supports, how you earn revenues in connection with the proprietary blockchain, and the specific blockchain application that you provide to the Tunsinian government. In addition, we note your disclosure that the "Tunisian Government is also looking at other implementations of the universa blockchain throughout the country as they experience the efficiency and organization universa blockchain provides." Please revise to clarify that there is no guarantee that the Tunsinian government will purchase additional products or services from you. Also disclose whether this is the same blockchain that you use for all of your planned projects, including those already developed or currently in development.

RESPONSE: We added disclosure that there is no guarantee the Tunisian government will opt to continue other blockchain operations.

The blockchain is permissioned by Universa Hub Africa to the Tunisian Government. We assisted in the technical implementation of the blockchain and they now operate the blockchain. We are involved currently as consultants to assist the government in their specific needs and small changes they need with the blockchain. They operate and monitor the blockchain from a government level and are currently in full control of the blockchain they are using.

1)	ATI signs 10 year partnership with “Universa Hub Africa” – see details here - https://cointelegraph.com/news/tunisia-internet-agency-signs-strategic-partnership-with-blockchain-platform

The Internet Agency of Tunisia (ATI) had already entered into a 10-year renewable strategic partnership to provide hosting services for the platform and ensure its further development.

On 7th July 2020, the launch of Tunisia's global national blockchain network was publicly approved and signed during the presentation of the results of the partnership between ATI (Tunisia's leading Internet services and technology solutions company) and Universa Hub Africa, held by representatives of the leadership of the participating parties.

In the process of formally approving the launch, during a live video stream (available at https://lnd.im/2020TunisianNationalBlockchainLaunch), the officials (Moez Maaref, CEO and President of ATI, Omar Bouattay, Head of Universa Hub Africa, and Alexander Borodich, Universa CEO), signed Public Private Partnership (PPP) documents using one of the newly launched blockchain services, the certified digital signature service MyDocuments. tn, deployed in Tunisia and available to ordinary Tunisian citizens wishing to officially sign their documents. Future planned developments are oriented towards Smart Cities, e-government and citizen-oriented services.

During the speech, Alexander Borodich, CEO of Universa, said:

"Any developers, startups, entrepreneurs will be able to create any services based on blockchain: digital passports, smart contracts for loans, insurance, supply chain management, providing quality guarantees."

The National Tunisian Blockchain Network is based on the latest technological developments of Universa Blockchain and is open in Tunisia for both end-users and future integrations with an ever-increasing range of public services and business processes. The next key points of the project are planned to be the launch of a national DNS service on top of blockchain, a decentralised identity system, blockchain web services and several other services; this is expected sometime between September 2020 and January 2021.

8. Refer to your response to prior comment 9. We note that your amendment includes a discussion on how you plan to raise capital and what your plans are if you raise $25,000,000. Please revise to disclose what your growth strategy will be at different amounts if you raise an amount lower than $25,000,000.

RESPONSE: Please see the updated disclosure.

If we raise less money we will not grow as fast but our plans will be unchanged overall. We currently have the necessary technology developed and most of our expenses will be in marketing and opening new areas which includes integration costs and licensing fees.

9. Refer to your response to prior comment 10 that your plan for the creation of crypto asset wallets is "to create infrastructure solutions for large corporate and government customers in which end-users can use [y]our digital infrastructure to securely transfer their rights to digital assets from one wallet to another." Please revise to describe in greater detail the "infrastructure solutions" you create and the "end-users" that can use your "digital infrastructure." We note your response that "your platform allows end customers to create and store private keys on their computer without transferring them to the system" and "that the digital assets themselves are not stored within [y]our digital infrastructure." Please clarify whether you intend to develop and offer crypto asset wallets that can hold the tokens you mint and clarify what you mean by "wallet activities."

RESPONSE: Please see the updates to the disclosure.

These tools include code that will allow integration to other wallets and other blockchains. Companies can use our proprietary coding to implement on their own servers if they choose to select this option. We are equipped to quickly and easily integrate our tokenization process to other blockchain solutions. This creates an easier barrier to entry if a company would like to manage its own tokenization process. It also allows us to partner with government entities that do not want to store their information on servers that are not secured within their own ecosystem.

10. Refer to your response to prior comments 8, 11 and 12. We note your disclosure regarding "your involvement . . . in digital asset tokenization." Please revise your registration statement to describe the characteristics of any tokens that you have minted or plan to mint, including the rights of the token holders, how many tokens you have minted to date, how you conduct your AML/KYC procedures, whether you provide wallets for such tokens or whether the tokens may be stored in third-party wallets. In addition, we note your response that you have a planned platform related to the tokenization of customer assets in El Salvador, including gold, coffee and real estate and that the physical assets will be stored in a vault. Please provide detailed information regarding how these assets will be stored, including the location or locations of the vault, where the vault is located, whether you will use a third-party vault and, if so, the material terms the agreement, and whether you have insurance that covers the underlying assets. Additionally, please provide an expected timeline for the development of this product and a description of the licenses and approvals you will need to obtain in order to offer this product in El Salvador.

RESPONSE: The coins will be for tokenizing gold that is held in a secure vault at Bank of Abu Dhabi. The gold is insured by the bank and the government of UAE through the DMCC. The gold tokenization is what we have arranged the vault for and we do not have finalized details yet for the introduction of other tokenized assets. The material terms of the agreement with bank of Abu Dhabi are the gold will be tokenized using the serial number of the gold and the token will hold rights to the gold in storage. The gold is redeemable if the holder of the token would like to redeem their gold in person. All AML and KYC procedures are run through our partner SumSub which is a very robust system that allows monitoring and tracking for suspicious activities and we will be able to deny applications submitted by suspicious people or people that are in jurisdictions where we are not currently allowing participants.

11.Refer to your response to prior comment 13. Please revise to describe the laws and regulations that have or will have a material impact on your business in El Salvador, Thailand, Indonesia, Guatemala, United Arab Emirates and any other jurisdictions material to your business or business plans, including a description of the approvals and licensing requirements, when you applied or plan apply for such approvals and licenses, and an estimate of the length of time it will take to obtain any necessary approvals and licenses.

RESPONSE: Please see updated information in “present operations”

Estimating the time of approval is very difficult. We believe we will have El Salvador and UAE licenses within the next 2-3 months. We expect to apply for the other licenses within this calendar year.

12. Please revise to describe the steps you have taken or intend to take to prevent unauthorized or impermissible customer access to your products and services outside of the jurisdictions in which you have obtained or will obtain the necessary licenses and authorizations to operate. Also include a risk factor that discusses the material risks you face from such unauthorized or impermissible customer access to your products and services. In addition, we note your disclosure on page 8 that "[i]t is currently planned to not accept clients from certain jurisdictions," that "[t]hese jurisdictions include the United States of America and European Union countries" and that "[t]he KYC process will not allow individuals with passports from these jurisdictions to use [y]our services." Please revise your disclosure to clarify what you mean by "clients." For example, are you referring to the "large corporate and government customers" for whom you intend to create infrastructure solutions or are you referring to individuals who may wish to utilize your platform or purchase your crypto assets. Finally, please expand your disclosure to clarify how you will restrict U.S. persons given that you are "building an open source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets(RWA) tokenization.”

RESPONSE: We added to the disclosure in “present operations”

Our KYC service provides user and business verification, transaction monitoring, fraud prevention, AML screening, and ongoing AML support.

We use a 3rd party for our KYC registration. The company is SumSub.

13. Refer to your response to prior comment 14. Your June 18, 2024 letter states you do not engage in crypto asset trading activities for your own account and that you do not own crypto assets. Please revise your disclosure in this section accordingly.

RESPONSE: Revised in “present operations”

14. Refer to your response to prior comments 8 and 12. On page 21, you disclose that you intend to enter into agreements in connection with blockchain products in Thailand, Indonesia and Guatemala. Please revise to disclose any agreements you have already entered into with respect to those countries or explain the types of agreements you intend to enter into.

RESPONSE: We added to the disclosure in “present operations”.

El Salvador licensing is applied for and we will open there as licensing permits and we will be applying for licensing in UAE and Thailand within the 2024 calendar year. There are no current contracts in place other than El Salvador. We have had talks with the other jurisdictions and have been given the licensing requirements and applications. The applications have not been submitted at this time.

15. Refer to your response to prior comment 15. Please revise your disclosure to describe the consulting services you offer and plan to offer. In this regard, we note that your June 18, 2024 letter states that you plan to provide consulting services for large industrial corporations and government agencies on the ways product tokenization and digitalization of the trading process can be properly implemented and that your disclosure on page 8 states that for the year ended December 31, 2023 you recognized $32,132 in consulting revenue.

RESPONSE: We can provide the Universa Blockchain as a product that can be used by large corporations and governments. We can consult with them on how to properly maintain it when they have issues or questions. We have better described this relationship with Tunisia in “present operations” as an example.

16. Refer to prior comments 12 and 16. You disclose on page 3 that you intend to implement an AI platform that will allow users "to book hotels, make reservations at restaurants and other services directly from their wallet." Please revise to describe in detail your plan for developing an AI engine, including the mechanics of how users can make hotel and restaurant reservations "directly from their wallet," the steps involved in developing the AI engine, the estimated timeline and the cost of each step, the sources of capital for the development of the AI engine and any challenges you may face in the development of the AI platform.

RESPONSE: We added to the disclosure in “present operations”.

The AI engine is prepared and can be implemented. The cost of implementing will mainly be advertising and getting companies to integrate their reservation systems with our blockchain. We intend to fund this project from revenues which is why it is estimated that it will be late in 2025 for implementation. If we are unable to fund this project from revenues we would most likely delay implementation for another year. Some of the difficulties in implementing this project will include the AI integration, Cost of acquiring customers and integration into their reservation sofwares and ongoing maintenance costs of supporting the ongoing AI integration.

Risk Factors, page 2

17. Refer to your response to prior comment 17. Please add separate risk factors that address the specific risks related to operating and offering your products and services in El Salvador, Tunisia, United Arab Emirates, Thailand, Indonesia and Guatemala, including whether and how the regulatory regimes in these countries will materially impact your business and ability to operate.

RESPONSE: New Risk Factor was added:

The governments and regulations in the countries we plan to operate in could pass legislation affecting our plans for development and growth within the regions. Dealing with the regulatory environments in these countries can be risky and therefore could affect the growth, expansion and viability of the company in the future.

18. Please revise to include separate risk factors that address the risks related to "real world asset" tokenization, including the risks related to the storage of the "real world assets," including storage costs and the risks of destruction of the “real world” assets, market risks related to the value of the underlying assets, and liquidity risks related to the tokens.

RESPONSE: Separate risk factor was added.

There are risks associated with dealing with and issuing real world asset tokens. These risks include but are not limited to: risks of the underlying asset being damaged or stolen, storage costs, maintenance costs, the liquidity risks associated with selling the real world assets and the overall risk of theft of not only the tangible asset but also the token.

19. Refer to your response to comment 18. Please revise this risk factor to describe the "risks associated with cyber criminals and fraud throughout the world" and, in a separate risk factor, describe any material risks to your business from regulatory developments related to crypto assets and crypto asset markets in the jurisdictions in which you operate and intend to operate. Also identify the specific regulations and material pending regulations in the jurisdictions in which you operate and intend to operate, and describe the material effects this may have on your business and business plans. Also add a risk factor that discusses the risks and consequences related to the impairment of the infrastructure used by your blockchain technology.

RESPONSE: Risk factors added with the specifics. Individual risk factors have been added for the following:

Blockchain Technology carries with is certain risks and compliance issues, Risks Related to Real World Asset Tokenization., Blockchain Technology Regulatory developments could present the company with certain risks and compliance issues and Blockchain Technology outage or impairment could significantly harm our company.

Directors and Executive Officers, page 11

20. Refer to your response to prior comment 23. Please revise to provide the dates that Mr. Athanasiadis and Mr. Stragar held the positions listed in "Recent Work History" on page 11.

RESPONSE: Dates were added for recent work history. Mr. Athanasiadis has owned Bright business for the last 15 years. Mr Strgar has been consulting with companies for the last 8 years since his retirement from the military.

Footnotes to Consolidated Financial Statements

Note 1 - Organization and Significant Accounting Policies, page 21

21. We acknowledge your response to our comment 26 and your revised disclosure under Note 1. You disclose that the preferred shares represent 99.90% of the total votes available to be cast. Under Item 4 on page 11 you state that the preferred shares represent 49% of the voting power of the company. Please reconcile these statements to us, and explain to us how 49% of the total voting power represented by the preferred shares transferred control of the company in the merger.

RESPONSE:

Concentrations, page 21

22. We acknowledge your response to our comment 28 and the revised disclosure under Note 1, Concentrations. Please revise your disclosure to include the geographic location in which your revenues were derived. If the revenues attributed to any individual foreign countries are immaterial, please include a statement to that effect in your disclosure. Refer to ASC 280-10-50-41.

RESPONSE: The geographic location is Tunisia. This has been updated.

Revenue Recognition Policy, page 22

23. We acknowledge your response to our comment 30 and your expanded MD&A disclosure on page 8. Please respond to the following:

Tell us whether you intend to operate, maintain or otherwise participate in the digital exchange services you describe on page 2, and whether you anticipate a continuing revenue stream;

• If so, please tell us your expected accounting policy for recognizing this revenue; and

• Describe for us, and disclose, your revenue recognition policies for any other digital asset tokenization, trading, exchange, or digital wallet products you expect to introduce within the next year.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO